TEEKAY TANKERS LTD.

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

October 2, 2015

J. Nolan McWilliams

Attorney-Adviser

Office of Transportation & Leisure

Mail Stop 3561

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Teekay Tankers Ltd.
Registration Statement on Form F-3
Filed August 21, 2015
File No. 333-206495

Dear Mr. McWilliams:

We have reviewed your letter to us of September 11, 2015 setting forth the staff comment on the Teekay Tankers Ltd. (the “Company”) Form F-3 referenced above. This letter responds to the comment made by the staff in your letter.

General

SEC Comment 1

1.	You state that the issuance of the resale shares to the selling securityholder will occur over an extended period as the selling securityholder successfully delivers a total of 12 oil tankers to the company pursuant to the Memoranda of Agreement dated August 4, 2015. Please provide your analysis how the Class A Common Stock included in this registration statement is “outstanding” for the purposes of General Instruction I.B.3 to Form F-3, in particular how the selling securityholder is irrevocably bound in light of the terms of the issuance of the resale shares to the selling securityholder. For guidance, please refer to Securities Act Sections Compliance and Disclosure Interpretation 134.01.

Response to Comment 1

We deem the shares being issued to the selling securityholder in the transaction relating to the shares proposed to be registered under the Securities Act as being “outstanding” for purposes of General Instruction I.B.3 to Form F-3 because, consistent with the SEC Securities Act Sections CD&I 134.01 and similar no-action letters, the transaction already is in essence deemed “completed” and the selling securityholder is at “market risk” with respect to the shares, in that:

October 2, 2015

•	the ship-owning affiliates of the selling securityholder are irrevocably bound to deliver the vessels (which delivery will trigger the issuance of the shares) based on the binding and enforceable nature of the vessel purchase contracts (i.e. the Memoranda of Agreement) and there being no conditions to closing that are within the control of the ship-owning affiliates or the selling securityholder; and

•	the number of shares to be issued upon the delivery of a particular vessel is fixed at a specified amount and value set forth in the applicable Memorandum of Agreement.

Transaction Background

The 7,180,083 shares of the Company’s Class A common stock are being issued over time to the selling securityholder pursuant to the binding and enforceable Memoranda of Agreement, each dated August 4, 2015, between wholly owned subsidiaries of the Company, as purchasers, and affiliates of the selling securityholder, as sellers. Pursuant to the Memoranda of Agreement, such affiliates have agreed to sell and transfer a total of 12 oil tankers to the Company for a combination of cash and the issuance to the selling securityholder of a fixed number of shares of the Company’s Class A common stock. The Company is issuing shares to the selling securityholder upon the successful delivery of each vessel to the Company. As of the date of this letter, the Company has issued a total of 6,049,022 of these shares to the selling securityholder in connection with the delivery to the Company of a total of 10 vessels. The number of shares to be issued upon delivery of each particular vessel does not vary with changes in market prices of the Company’s Class A common stock, and such number of shares is specified in each Memorandum of Agreement. The obligations of the ship-owning affiliates of the selling securityholder to deliver the tankers to the Company in exchange for such shares and for cash for the balance of the purchase price is not subject to closing conditions within the control of the selling securityholder or such affiliates.

The delivery of the vessels in this asset transaction is not a condition to the closing. Instead, it is a covenant of the ship-owning affiliates of the selling securityholder, similar to the delivery of cash to the issuer in a private placement of securities. In each case, the delivery of such consideration is a fundamental part of the underlying exchange between the parties. Under the Memoranda of Agreement, the purchasers of the vessels have recourse against the ship-owning sellers for damages if such sellers default in their obligation to deliver the vessels at closing.

As part of the closing, the ship-owning sellers will deliver to the vessel purchasers customary closing documentation, primarily including vessel transfer documentation and a related power of attorney, evidence of corporate action, and customary third-party certifications relating to title and registration of the vessel and invoices relating to fuel and supplies on board the vessel as of the time of transfer. These deliveries are not characterized as conditions to closing, but are items to be delivered concurrently with the closing, the purpose of which is to evidence the transfer (the fundamental bargain of the transaction rather than a closing condition) and status of the vessel at closing.

October 2, 2015

A copy of a sample Memorandum of Agreement is attached to this letter as Exhibit A.

SEC Securities Act Sections CD&I 134.01 and Application to this Transaction

As you are aware, the Securities Act Sections CD&I 134.01 provides in relevant part for the purposes of this letter that:

The resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.

CD&I 134.01 requires, in order for the registration statement in this transaction to include securities yet to be issued to the selling securityholder, that:

•	the selling securityholder be “irrevocably bound” to acquire the securities;

•	such obligation is not subject to conditions within the selling securityholder’s control; and

•	the purchase price being fixed at the time the selling securityholder becomes bound to acquire the securities.

As noted above, the Company believes that each of these requirements has been satisfied in its agreement under the Memoranda of Agreement to issue shares of its Class A common stock to the selling securityholder. Accordingly, the Company also believes that the registration statement may be declared effective prior to the issuance of any remaining shares upon delivery of the remaining vessels, and respectfully requests the staff’s concurrence with this conclusion.

In connection with this response letter, the Company is also filing a pre-effective amendment to the registration statement to expand the disclosure about the underlying share issuance transaction in the “Selling Securityholder” section. The substance of the expanded disclosure is that the ship-owning affiliates of the selling securityholder are bound by the terms of the Memoranda of Agreement to deliver the vessels, subject to no conditions within the control of them or the selling securityholder, and that the number of shares to be issued upon the delivery of each vessel is fixed and not contingent on share price changes subsequent to the execution and delivery of the Memorandum of Agreements.

October 2, 2015

In connection with responding to the staff’s comment, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact us.

Sincerely,

TEEKAY TANKERS LTD.

By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

EXHIBIT A

Sample Memorandum of Agreement

Exhibit A

EXECUTION VERSION

MEMORANDUM OF AGREEMENT

Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by BIMCO in 1956. Code-name SALEFORM 2012 Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated:      August 2015

Courage Holdings, LLC (the “Sellers”), have agreed to sell, and Rio Spirit L.L.C., (the “Buyers”), have agreed to buy:

Name of vessel: PRINCIMAR COURAGE

IMO Number: 9419565

Classification Society: Det Norske Veritas

Class Notation: 1A1 Tanker for oil BIS BWM(T), E(S) Clean COAT-PSPC(B) CSR E0 ESP TMON

Year of Build: 2013 Builder/Yard: Samsung Heavy Industries, Geoje, South Korea

Flag: Marshall Islands Place of Registration: Majuro GT/NT: 81,394/51,258 hereinafter called the “Vessel”, on the following terms and conditions:

Definitions

“Banking Days” are days on which banks are open both in the country of the currency stipulated for the Cash Consideration in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and Canada, and the Buyers’ Nominated Flag State.

“Buyers’ Nominated Flag State” means Bahamas.

“Class” means the class notation referred to above.

“Cash Consideration” shall have the meaning given to it in Clause 1 (Purchase Price).

“Classification Society” means the Society referred to above.

“Deposit” shall have the meaning given in Clause 2 (Deposit)

“Deposit Holder” means Clyde & Co LLP, The St. Botolph Building, 138 Houndsditch, London, EC3A 7AR, United Kingdom which shall hold and release the Deposit in accordance with the deposit holding agreement dated on or about the date of this Agreement (the “Deposit Holding Agreement”) made between the Buyers, the Sellers and the Deposit Holder.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.

“MI Registry” means the registry of ships of the Republic of the Marshall Islands, where the Vessel is registered in the sole ownership of the Sellers.

“Mortgage” means the mortgage dated September 19, 2013 in favour of Nordea Bank Finland Plc - New York Branch, recorded against the Vessel in the MI Registry.

“Parties” means the Sellers and the Buyers, and “Party” shall be construed accordingly.

“Purchase Price” means the Cash Consideration and the Stock Consideration for the Vessel as stated in Clause 1 (Purchase Price).

“Sellers’ Account” means the account in the name of Courage Holdings, LLC and Account No.: 4023623001, ABA/Routing No.: 026010786 at the Sellers’ Bank.

“Sellers’ Bank” means Nordea Bank Finland Plc – New York Branch.

“Sellers’ Broker” means the brokerage subsequently notified in writing by the Sellers to the Buyers, as soon as possible after the execution of this Agreement by the Sellers and the Buyers, for receipt of the Stock Consideration.

“Sellers’ Brokerage Account” means the brokerage account at the Sellers’ Broker subsequently notified in writing by the Sellers to the Buyers, as soon as possible after the execution of this Agreement by the Sellers and the Buyers.

“Stock Consideration” shall have the meaning given to it in Clause 1 (Purchase Price).

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1.	Purchase Price

The Purchase Price is USD 67,059,686 (United States Dollars Sixty Seven Million Fifty Nine Thousand Six Hundred Eighty Six), comprised of: (i) USD 61,994,755 (United States Dollars Sixty One Million Nine Hundred Ninety Four Thousand Seven Hundred Fifty Five (the “Cash Consideration”) and (ii) 727,332 (Seven Hundred Twenty Seven Thousand Three Hundred Thirty Two) newly issued shares of Teekay Tankers Ltd.’s Class A common stock, par value USD0.01 per share (the “Stock Consideration”).

2.	Deposit

As security for the correct fulfilment of this Agreement the Buyers shall lodge a cash deposit of USD 6,705,969 (United States Dollars Six Million Seven Hundred Five Thousand Nine Hundred Sixty Nine) (the “Deposit”) in an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:

(i) this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and

(ii) the Deposit Holding Agreement has been signed by the parties thereto and exchanged in original or by email or telefax.

The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation it requires in relation to the Deposit arrangements without delay.

3.	Payment

On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

(i)	the Deposit shall be released to the Sellers; and

(ii)	the Stock Consideration shall be paid to Sellers’ Brokerage Account and the balance of the Cash Consideration and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the

Sellers’ Account without any set-off or any deductions or withholdings of any nature whatsoever except as expressly provided for elsewhere in this Agreement.

4.	Inspection

(a)* The Buyers have inspected and are fully satisfied with and have accepted the Vessel’s classification records. The Buyers have also inspected the Vessel at/in Fujairah on 3 August 2015 (the “Inspection”) and are fully satisfied with and have accepted the Vessel following the Inspection and the sale is outright and definite, subject only to the express terms and conditions of this Agreement. The Buyers unconditionally and irrevocably waive all other rights of inspection and survey whatsoever, apart from the rights of inspection specified in Clause 6.

~~(b)* The Buyers have inspected and are fully satisfied with and have accepted the Vessel’s classification records. shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within (state date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in (state place/range) within (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

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~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel’s deck and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, unless within 24 hours after completion of the Buyers’ inspection the Sellers shall have received a written notice from the Buyers of their valid rejection of the Vessel under this Clause. The Buyers agree that they shall be entitled to validly reject the Vessel under this Clause only if their inspection of the Vessel reveals repairs required to the Vessel which would give rise to any Class condition(s) / recommendation(s) which in aggregate would cost in excess of US$500,000. provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy-two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~

Should the Buyers validly reject the Vessel in time under this Clause, ~~fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel’s classification records and/or of the Vessel not be received by the Sellers as aforesaid,~~ the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.

~~*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.~~

5.	Time and place of delivery and notices

(a) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage ~~at/in (state place/range)~~ at/in Bahamas, Singapore, United Arab Emirates (Fujairah to Dubai range), South Korea, US Gulf (excluding Florida and Mississippi river), UKC (Gibraltar to Hamburg range), or EUROMED excluding Turkey, Israel, Greece, Albania, Black Sea and any countries or ports that would breach US, EU and/or UN sanctions in the Sellers’ option. The date of delivery shall be a day on which both the MI Registry office in London and the Buyers’ Nominated Flag State office in London are open for vessel and mortgage deregistration and registration business.

Notice of Readiness shall not be tendered before: August 14, 2015.

Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): October 30, 2015.

(b) The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with twenty (20), ten (10), five (5) and three (3) days’ notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery and two (2) days’ and one (1) day’s definite notice of delivery.

When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’ Default) for the Vessel not being ready by the original Cancelling Date.

(e) Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void and neither Party shall have any obligation or liability to the other.

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6.	Divers Inspection / Drydocking

(a)~~*~~

(i)	The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers’ representative(s) shall have the right to be present at the diver’s inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)	if the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society’s attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Cash Consideration of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.

(iii)	If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.

~~(b)* The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ cost and expense to the satisfaction of the Classification Society without~~

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~~condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees. The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel’s class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

(c) If the Vessel is drydocked pursuant to Clause 6 (a)(ii) ~~or 6 (b)~~ above:

(i)	The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ cost and expense to the satisfaction of Classification Society without condition/recommendation**.

(ii)	The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel’s class, in which case the Sellers shall pay these costs and expenses.

(iii)	The Buyers’ representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.

(iv)	The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Sellers’ or the Classification Society surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk, cost and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.

*6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.

**Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

7.	Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of the Inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are excluded. Forwarding, collection, insurance, storage and other charges in relation to the items included in the sale of the Vessel if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

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Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s personal belongings including the slop chest are excluded from the sale without compensation or the need for replacement, as well as the ~~following additional~~ categories of items more particularly described in Schedule 1. ~~(include list)~~

~~Items on board~~ which are on hire or owned by third parties, ~~listed as follows,~~ are also excluded from the sale without compensation or the need for replacement. See Schedule 1. ~~(include list)~~

~~Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.~~

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay the actual net price (excluding barging expenses) as evidenced by invoices or vouchers in respect of Sellers’ costs ~~either:~~

(a) *,~~; or~~

~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~

for the quantities taken over.

Payment under this Clause shall be made at the same time and place and in the same currency as the Cash Consideration.

~~“inspection” in this Clause 7, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.

8.	Documentation

In connection with the closing of the sale and purchase transaction under this Agreement, the Sellers and the Buyers will attend two meetings, which shall be held simultaneously. The first closing meeting will be held at the London office of the Buyers’ Nominated Flag State or another location in London agreed in writing by the Parties. The second closing meeting will be held on board the Vessel at the place of delivery.

(a) In exchange for payment of the Purchase Price, at the meeting in London referred to above, the Sellers shall provide the Buyers with the following delivery documents:

(i)	Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from, all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers’ Nominated Flag State.

(ii)	Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement.

(iii)	Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).

(iv)	Certificate or Transcript of Registry issued by the MI Registry on the date of delivery evidencing the Sellers’ ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting in London with the original to be sent to the Buyers as soon as possible after delivery of the Vessel. The Buyers acknowledge and agree that the Sellers’ receipt of the Purchase Price and the other sums payable to them under this Agreement shall be a condition precedent to the Sellers’ obligation to procure the discharge and deletion of the Mortgage and the issuance of the Certificate or Transcript of Registry referred to in the preceding sentence.

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(v)	Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation.

(vi)	Certificate of Deletion of the Vessel from the MI Registry or other official evidence of deletion appropriate to the MI Registry at the time of delivery, or, in the event that the MI Registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the MI Registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered.

(vii)	A copy of the Vessel’s Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the MI Registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the MI Registry.

(viii)	Commercial Invoice for the Vessel.

(ix)	Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases.

(x)	A copy of the Sellers’ letter to their satellite communication provider cancelling the Vessel’s communications contract which is to be sent immediately after delivery of the Vessel.

(xi)	Any additional documents as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.

(xii)	The Sellers’ letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.

(b) At the time of delivery the Buyers shall provide the Sellers with:

(i)	Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement;

(ii)	Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate); and

(iii)	Evidence of the transfer to Sellers’ Brokerage Account of the Stock Consideration.

(c) If any of the documents listed in Sub-clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.

(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above at the second closing meeting referred to above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.

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(f) Other technical documentation which may be in the Sellers’ possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers have the right to take copies of same.

(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance (in the form set out at Schedule 2) confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

(h) At the time of delivery the Buyers and the Sellers shall sign and deliver to the Deposit Holder joint written instructions for the release of the Deposit.

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, contractual obligations to any third parties (including but not limited to management agreements), encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase and registration in the Buyers’ Nominated Flag State shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register for the Vessel with the MI Registry shall be for the Sellers’ account.

11.	Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the express terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of the Inspection, fair wear and tear excepted. However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by the Classification Society or the relevant authorities at the time of delivery for a period of at least six months after the time of delivery unless the next class special survey is scheduled to take place within six months after the date of this Agreement, in which case the Sellers may deliver the Vessel with certificates valid until the Special Survey date.

~~“inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

*Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.	Name/markings

As soon as practicable following delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.	Buyers’ default

(a)	Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, in which case they shall be entitled to claim an amount equivalent to the Deposit as agreed liquidated damages in full and final compensation for all of their losses and expenses whatsoever.

(b)	Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers as agreed liquidated damages in full and final compensation for all of their losses and expenses whatsoever.

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14.	Sellers’ default

(a) Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer of the Vessel by the Cancelling Date the Buyers shall have the option of cancelling this Agreement, provided always that the Sellers shall be granted a maximum of three (3) Banking Days after Notice of Readiness has been given to make arrangements for the documentation referred to in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.

(b) Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer of the Vessel, as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence whether or not the Buyers cancel this Agreement provided always that the maximum aggregate liability of the Sellers to the Buyers under or in connection with this Agreement shall in no circumstances whatsoever exceed an amount equivalent to the Deposit.

15.	Buyers’ representatives

After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers’ representatives shall sign the Sellers’ P&I Club’s standard letter of indemnity prior to their embarkation.

16.	Law and Arbitration

(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

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~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~(c) This Agreement shall be governed by and construed in accordance with the laws of (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at (state place), subject to the procedures applicable there.~~

*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.

17.	Notices

All notices and other communications ~~to be provided~~ under this Agreement shall be in writing.

Contact details for recipients of notices and other communications are as follows:

For the Buyers: Kevin Mackay, kevin.mackay@teekay.com; Niranjan Dhurandhar, Niranjan.dhurandhar@teekay.com; and Moyra Crawford, Moyra.crawford@teekay.com;

For the Sellers: PMMmgmt@principalmaritime.com and paul.a.turner@clydeco.com

18.	Entire Agreement See Clause 21.

~~The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.~~

~~Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.~~

~~Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.~~

Attachments

Additional Clauses 19 – 26 to this Agreement.

Schedules to this Agreement

Schedule 1 – Description of Excluded Items

Schedule 2 – Form of Protocol of Delivery and Acceptance

1429219 46806105.2	15	“PRINCIMAR COURAGE” - MOA

Additional Clauses to the Memorandum of Agreement for “PRINCIMAR COURAGE”

19	Exclusion of consequential and other losses

Notwithstanding any other provision of this Agreement, neither Party shall be liable under or in connection with this Agreement for any form of consequential, exemplary, incidental, indirect or special losses or damages of any nature whatsoever, however caused and whenever arising, and whether caused or arising out of or in connection with the performance or any non-performance of this Agreement.

20	Confidentiality

(a) Subject to sub-clauses (c) and (d) of this Clause, the Sellers shall treat as confidential, and shall use all efforts to ensure that Sellers’ Parties (as defined in Clause 23), treat as confidential, the existence and provisions of this Agreement and the transactions and business activities contemplated by this Agreement.

(b) Subject to sub-clauses (c) and (d) of this Clause, the Buyers shall treat as confidential, and shall use all efforts to ensure that Buyers’ Parties (as defined in Clause 23), treat as confidential, the existence and provisions of this Agreement and the transactions and business activities contemplated by this Agreement.

(c) Each Party may, with the prior written consent of the other, disclose to any third party information relating to the matters referred to in sub-clauses (a) and (b) of this Clause.

(d) Each Party shall be entitled to disclose any information to their shareholders, financiers, auditors and/or legal advisers on a need to know basis, or to such extent as may from time to time be required by law or the rules or regulations of any applicable stock exchange or similar body.

21	Entire Agreement and Exclusions

(a) The written terms and conditions of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and the Included Items, and they supersede all previous agreements whether oral or written between the Parties in relation to the subject matter of this Agreement.

(b) Each Party acknowledges that in entering into this Agreement, it has not relied on, shall have no right or remedy of any nature whatsoever and forever waives any such right or remedy, in respect of any assurance, condition, covenant, promise, representation, statement, term or warranty (whether or not made in writing, and whether or not made negligently) of any kind whatsoever other than as is expressly set out in this Agreement or in the Bill of Sale.

(c) Any assurance, condition, covenant, promise, representation, statement, term or warranty capable of being implied into this Agreement by any custom, statute or law is hereby excluded to the fullest extent that such exclusion can legally be made.

(d) Nothing in the foregoing provisions of this Clause shall exclude, limit or restrict any liability for fraud, or death or personal injury resulting from negligence.

22	General

(a) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all counterparts together shall be deemed one and the same instrument. This Agreement will be treated as having been entered into by the Parties at the time and on the date when both Parties have signed a counterpart of this Agreement and exchanged the same between them by email or in original. Thereafter, for record purposes only two original counterparts of this Agreement shall be prepared and circulated by the Sellers and then signed by each Party after which one signed original shall be delivered to each Party.

(b) No amendment, modification, supplement or variation of or to this Agreement will be valid unless it is made in writing and signed by a duly authorised representative of each Party.

(c) No failure or delay on the part of a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement.

(d) If any provision of this Agreement is held to be illegal or invalid such illegality or invalidity will not affect the other provisions of this Agreement which will remain in full force and effect.

(e) The Sellers represent and warrant to the Buyers that they have full power and authority to enter into and perform in accordance with this Agreement.

(f) The Buyers represent and warrant to the Sellers that they have full power and authority to enter into and perform in accordance with this Agreement.

23	Releases

(a) The Sellers, on behalf of themselves and each of the Sellers’ Parties, hereby irrevocably and unconditionally acquit, exonerate, release, waive and forever discharge each of the Buyers’ Parties of, from and against any and all past, present or future actions, causes of action, claims, liabilities and obligations of any nature whatsoever to or for which any of the Buyer Parties might otherwise be subject or liable. In this Agreement, the “Sellers’ Parties” means each and all of the Sellers’ predecessors, predecessors-in-interest, successors, successors-in-interest, affiliates, parents, subsidiaries, past or present members, managers, partners, shareholders, officers, directors, employees, attorneys, representatives and agents, and each and all of their respective past or present members, managers, partners, shareholders, officers, directors, employees, attorneys, representatives and agents.

(b) The Buyers, on behalf of themselves and each of the Buyers’ Parties, hereby irrevocably and unconditionally acquit, exonerate, release, waive and forever discharge each of the Sellers’ Parties of, from and against any and all past, present or future actions, causes of action, claims, liabilities and obligations of any nature whatsoever to or for which any of the Sellers’ Parties might otherwise be subject or liable. In this Agreement, the “Buyers’ Parties” means each and all of the Buyers’ predecessors, predecessors-in-interest, successors, successors-in-interest, affiliates, parents, subsidiaries, past or present members, managers, partners, shareholders, officers, directors, employees, attorneys, representatives and agents, and each and all of their respective past or present members, managers, partners, shareholders, officers, directors, employees, attorneys, representatives and agents.

24	Business Principles

Each of the Parties hereto represents, warrants and covenants to the other Party that in relation to the performance of this Agreement and in respect of any business activities contemplated by this Agreement:

(i) neither it or its affiliates nor any of their respective shareholder, directors or employees has engaged or will engage in any activity, practice or conduct which would constitute an offence under the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010 (each as amended at any time) or would constitute such an offence if the same had occurred in the United States of America or the United Kingdom, respectively;

(ii) no shareholder, director or employee of it or its affiliates has made any payment or given anything of value to any official of any government or public international organization (including any director, officer or employee of any government department, agency or instrumentality) to influence the official’s or organization’s decision, or to gain any other advantage for such Party or its affiliates, or has made any facilitation payment to any person with a view to gaining the same advantage in the private sector;

(iii) it has and will maintain through to completion of the business activities contemplated by this Agreement a system of policies and procedures reasonably designed to address corruption risk; and

(iv) it has and will maintain through to completion of the business activities contemplated by this Agreement accurate books and financial records in relation to the Vessel and the transactions under this Agreement.

25	Related Vessel Sales

Related companies of the Buyers (each a “Related Buyer”) are simultaneously entering into separate agreements to buy a further eleven vessels (each, a “Related Vessel”) owned by companies related to the Sellers (each, a “Related Seller”). The Sellers will not tender Notice of Readiness for the Vessel within less than three (3) days of a Related Seller tendering notice of readiness for a Related Vessel to a Related Buyer.

26	Sanctions

The Sellers warrant that they have an active sanctions policy in place and that Vessel has not traded to any area which is the subject of, or in contravention of, any restrictions under sanctions, laws or regulations of the United States of America (US), United Nations (UN) or European Union (EU). Sellers further warrant that none of the individuals named on the lists issued by the US/UN and/or EU are connected to any transaction relating to cargo carried by the Vessel.

[Signatures Page follows]

Signatures Page

Signed for and on behalf of the Sellers

/s/ Arthur L. Regan
Name: Arthur L. Regan
Title: President, Chief Executive Officer

Signed for and on behalf of the Buyers

/s/ Kevin Mackay
Name: Kevin Mackay
Title: CEO

Schedule 1

Excluded Items

LIFERAFTS

GAS BOTTLES (O2, ACETELYNE, FREON)

Schedule 2

Form of Protocol of Delivery and Acceptance

Reference is made to the Memorandum of Agreement dated     August 2015 (as amended or supplemented at any time, the “MOA”) and made between Courage Holdings, LLC as sellers (the “Sellers”) and Rip Spirit L.L.C. as buyers (the “Buyers”) of the vessel known as “PRINCIMAR COURAGE“ with IMO No. 9419565 (the “Vessel”).

The Sellers and the Buyers hereby confirm that the Vessel was delivered by the Sellers and accepted by the Buyers under the MOA at [•] hours local time / [•] GMT on [insert date] 2015, at [location].

For and on behalf of
Sellers

Name:
Title:

For and on behalf of
Buyers

Name:
Title: